1/21/06

AMENDMENT

VF 5-19-05

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

APR 27 2005

DIVISION OF MARKET REGULATION



05043126

SEC [illegible] ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5/A
~~PART III~~

SEC FILE NUMBER
8- 65399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~FN!~~ SWBT Securities, Inc.
NN: Amegy Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jenifer D. Stepanik (713) 232-1286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF
KH 5/19/05

OATH OR AFFIRMATION

I, Jenifer D. Stepanik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBT Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


KITTY A. SULLIVAN
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
OCTOBER 28, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWBT Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Schedule I

Net capital		
Total shareholder's equity (from the consolidated statement of financial condition)	$	429
Less:		
Nonallowable assets:		
Income tax receivable from parent		19
Other receivables		18
Total nonallowable assets		37
Haircut on securities positions		2
Net capital	$	390
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to Clearing Organization	$	20
Payable to parent		43
Accrued expenses		38
Total aggregate indebtedness	$	101
Computation of basic net capital requirement		
Minimum net capital required	$	250
Excess net capital	$	140
Ratio: Aggregate indebtedness to net capital		0.2590 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17-A-5 as of December 31, 2004)

Net capital, as reported in the Company's Part II (unaudited)		
Focus Report	$	468
Nonallowable assets erroneously reported as allowable:		
Receivables from brokers or dealers		(18)
Other assets		(19)
Audit adjustment to correct fee income		18
Audit adjustments to record additional employee compensation and benefits		(33)
Audit adjustment to record additional professional services expense		(36)
Other audit adjustments, net		10
Net Capital, per above	$	390